

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2024

Ellery W. Roberts
Chief Executive Officer
1847 Holdings LLC
590 Madison Avenue, 21st Floor
New York, NY 10022

> **Re: 1847 Holdings LLC**
> **Registration Statement on Form S-1**
> **Filed January 24, 2024**
> **File No. 333-276670**

Dear Ellery W. Roberts:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services